UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2015

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: August 3, 2015	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman

SECOND QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.
Mr. Kevin McGrath
Managing Partner of Cameron Associates
Tel.: 212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q2 2015 Results

SHENZHEN, PRC – August 3, 2015 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the second quarter ended June 30, 2015. The Company’s original core manufacturing business of LCM module, including Wuxi and Shenzhen production operations was classified as “discontinued operations” and disclosed in the statement of comprehensive income separately under the loss from discontinued operations and not included in the presentation of rental income, net rental income and operating loss that form parts of the operating loss of “continuing operations” as the following:

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Half year Results
	Q2 2015	Q2 2014	YoY(%)(c)	1H 2015	1H 2014	YoY(%)(c)
Rental income	$793	$591	34	$1,616	$692	134
Net rental income	$171	$329	(48)	$605	$410	48
% of rental income	21.6%	55.7%		37.4%	59.2%
Operating loss	$(2,667)	$(2,672)	—	$(5,154)	$(4,409)	—
% of rental income	(336.3%)	(452.1%)		(318.9%)	(637.1%)
per share (diluted)	$(0.06)	$(0.06)	—	$(0.12)	$(0.10)	—
Net income (loss) (a) (b)	$816	$(4,495)	—	$795	$(26,139)	—
% of rental income	102.9%	(760.6%)		49.2%	(3,777.3%)
Basic income (loss) per share	$0.02	$(0.10)	—	$0.02	$(0.58)	—
Diluted income (loss) per share	$0.02	$(0.10)	—	$0.02	$(0.58)	—
Weighted average number of shares (‘000)
Basic	41,563	45,158		42,088	45,215
Diluted	41,568	45,158		42,090	45,215

Notes:

(a)	Net income for the three months ended June 30, 2015 included (i) loss from discontinued operations (net of tax) of $0.1 million, which mainly resulted from General and Administrative expenses of $0.2 million offset by the refund of land use tax of $0.1 million and (ii) income from continuing operations of $0.9 million, which mainly represented interest income of $2.3 million, reversal of liabilities of $0.5 million, net rental income of $0.2 million and incentive government allowance of $0.2 million offset by general and administrative expenses of $2.8 million.
(b)	Net income for the six months ended June 30, 2015 included (i) the loss from discontinued operations (net of tax) of $0.2 million, which mainly resulted from general and administrative expenses of $0.4 million offset by the refund for land use tax of $0.1 million and exchange gain of $0.1 million and (ii) income from continuing operations of $1.0 million, which mainly represented interest income of $4.8 million, net rental income of $0.6 million, reversal of liabilities of $0.5 million, exchange gain of $0.5 million and incentive government allowance of $0.2 million offset by general and administrative expenses of $5.8 million.
(c)	Percentage change is not applicable if either of the two periods contains a loss.
(d)	This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of Q2 2015 on page 6, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2015

Key Highlights of Financial Position

	As at June 30, 2015		As at December 31, 2014	As at June 30, 2014
Cash, cash equivalents and short term investments	$298.6 million	(a)	$298.1 million	$303.4 million
Ratio of cash(b) to current liabilities	5.07		5.87	6.05
Current ratio	5.56		6.51	6.85
Ratio of total assets to total liabilities	6.26		7.24	7.65
Return on equity	0.51%		(7.5%)	(15.0%)
Ratio of total liabilities to total equity	0.19		0.16	0.15

Notes:

(a)	Total cash of $298.6 million as at June 30, 2015 included $55.0 million short term bank loan from the Hongkong and Shanghai Banking Corporation Limited (“HSBC”).
(b)	Cash in the financial ratio included cash, cash equivalents and short term investments in the amount of $298.6 million, $298.1 million and $303.4 million as at June 30, 2015, December 31, 2014 and June 30, 2014, respectively.

OPERATING RESULTS

Rental income, net rental income and operating loss for the second quarter of 2015 and the same quarter of 2014 were presented excluding the discontinued operations (Shenzhen and Wuxi facilities). Rental income was mainly derived from properties and lands located in Shenzhen. Operating loss for the second quarter of 2015 was $2.7 million, which was at the similar level with the operating loss in the second quarter of last year. The rental agreement with external lessee on the Guangming land has ended in this quarter due to the expiry of the lease terms. As such, from the third quarter of 2015 onwards, the rental income is expected to be lower.

With respect to the discontinued operations (Shenzhen and Wuxi facilities), for the second quarter of 2015 and the same period of 2014, net sales were nil and $2.6 million, gross profit was nil and $0.2 million, and operating loss was $0.2 million and $4.8 million, respectively.

After considering the loss from discontinued operations (net of tax), net income in the second quarter of 2015 was $0.8 million, or $0.02 per diluted share, compared to net loss of $4.5 million, or loss of $0.10 per diluted share in the second quarter of last year. Net income for the second quarter of 2015 primarily is comprised of (i) income of $0.9 million from continuing operations in the second quarter of 2015, compared to loss of $0.2 million in the same period of last year, (ii) and loss of $0.1 million from discontinued operations (net of tax) in the second quarter of 2015, compared to loss of $4.3 million in the same period of last year.

Net income for the six months ended June 30, 2015 was $0.8 million, or $0.02 per diluted share, compared to net loss of $26.1 million, or loss of $0.58 per diluted share, in the same period of last year. Net income (loss) for the six months ended June 30, 2015 was primarily comprised of (i) the loss of $0.2 million from discontinued operations (net of tax) for the six months ended June 30, 2015, compared to loss of $22.8 million (mainly included impairment charge of $19.0 million on assets held for sale and land repurchase from local government in Wuxi and loss of $3.2 million on one-off amortization for certain leasehold improvements), in the same period of last year, and (ii) income of $1.0 million from continuing operations for the six months ended June 30, 2015, compared to loss of $3.4 million in the same period of last year.

Please see page 6 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q2 2015 on page 6, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

With the cessation of LCM business in April 2014, the Company has been focusing its effort in developing the land parcels in Shenzhen.

In view of the movement in the property market in Shenzhen for the past 12 months, we have engaged three internationally well-known and leading independent appraisal firms (namely Jones Lang LaSalle, Savills and DTZ) to prepare the latest valuation reports on the two land parcels (in Guangming and Gushu).

For reference to the reports, please see http://www.namtai.com/investors#investors/real_estates

In relation to the land parcels (in Guangming and Gushu) in Shenzhen, the construction permit application processes have been proceeding smoothly, and we believe that we can obtain the necessary permits and approvals to carry out the next stages of our property development projects on schedule.

For the Guangming project (Phase 1), we have obtained the Permit for Construction Site Planning where we are now allowed to start planning for the work at the site. We have appointed an internationally–renowned, award–winning architectural and qualified professional architectural design firm for the mixed-use style development for the next stage of this project.

Based on the current plan, subject to the final approval of the relevant authorities in China, the Phase 1 of the Guangming project will consist of mixed development of office buildings, retail area, hotel and apartment complexes. The Guangming project (Phase 2) will commence upon the completion of Guangming project (Phase 1). Based on the current timetable, the construction at the Gushu area is expected to commence no earlier than 2017.

A summary of our planned gross floor area of the two land parcels in Shenzhen is as follows:

	Guangming		Gushu
	Phase 1	Phase 2	Phase 1	Phase 2
Plot ratios	2.55 to 3.63		6.33
Gross floor area (“GFA”) sq meters	265,000	96,528	141,620	141,620
Underground floor area sq meters	125,280	45,000	40,000	40,000
GFA subtotal (by land area) sq meters	531,808		363,240

Please note that the eventual plot ratio and GFA for the two parcels of land could be different from the above, and are subject to the final approval of the relevant authorities in China.

At this juncture, we continue to seek potential joint venture partners for the development of the land parcels in Shenzhen. External agents have been engaged to source suitable, capable and experienced joint venture partners. Before a joint venture partner is secured, we will work with other external professional firms in all material property development matters. In the event that no suitable joint venture partners can be found, we will continue with the land development projects mainly by relying on and supported by external professional firms. We have started to seek potential suitable, capable and experienced external professional agents or firms concerning our project management and permit applications for the development of the land parcels in Shenzhen. Based on the current timetable and progress, we do not foresee any immediate difficulties in the permit application process. We will continue to make timely announcements to keep shareholders informed about material developments.

As for our Wuxi plant, the factory building continues to be listed for sale.

The current headcount of our Group is 66 as at June 30, 2015 and we believe that our overhead expenses are under control. We currently derive a majority of our income from rental and interest income. In 2015, the People’s Bank of China has, at three different occasions, cut the benchmark interest rates in China. This has resulted in the reductions in the Renminbi denominated official cash deposit interest rates in China and Hong Kong. Such reductions in the official cash deposit interest rates have adversely impacted our interest income correspondingly. From the third quarter of 2015 onwards, we expect the interest income to be lower. As of June 30, 2015, total cash was $298.6 million which included $55 million loan (as part of the approved $90 million loan facility) drawn down from HSBC in preparation for the upcoming share repurchase program. Please refer to the “Share Repurchase Program” section below for more information on our share repurchase program. With our current cash position, we believe our finances remain healthy to fund the initial stages of these property development projects in the next two to three years. All our land development related applications are subject to government policies and regulations in the real estate market. However, this is our first venture into the land development projects after the cessation of the LCM business, and we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen. For more information on risks in our business, please refer to the Risk Factors section of the 2014 Form 20-F as filed with the SEC and on our website.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

SHARE REPURCHASE PROGRAM

In our continued effort to demonstrate confidence in the Company and its prospects, we plan to execute another new tender offer program to repurchase up to 15 million shares. For more information specific to this tender offer, please refer to the Form 6-K as filed with the SEC and press release uploaded on our corporate website on this matter.

CHANGE IN FUNCTIONAL CURRENCY

Effective from April 1, 2015, the Company’s subsidiaries in China changed their functional currency from the US dollar to the Renminbi. This change was made upon the progress of the property development projects in China causing the Company’s subsidiaries primary operating activities to be in Renminbi and making the Renminbi the currency of the economic environment in which the entities primarily generate and expend cash.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2015

As announced on December 19, 2014, the Company has set the payment schedule of quarterly dividends for 2015. The dividend for Q3 2015 was paid on July 17, 2015. The dividend for Q4 2015 will be paid before October 31, 2015 and the record date will be September 30, 2015.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2015.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2015	December 31, 2014	January 20, 2015	$0.02	PAID
Q2 2015	March 31, 2015	April 20, 2015	$0.02	PAID
Q3 2015	June 30, 2015	July 17, 2015	$0.02	PAID
Q4 2015	September 30, 2015	before October 31, 2015	$0.02

Total for Full Year 2015			$0.08

The Company’s decision to continue dividend payments in 2015 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends after 2015 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business operations and transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2015, and we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2015

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2014 to release the quarterly financial results for 2015. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results
Quarter	Date of release
Q1 2015	April 27, 2015 (Monday)
Q2 2015	August 3, 2015 (Monday)
Q3 2015	November 2, 2015 (Monday)
Q4 2015	February 1, 2016 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successfully redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2015 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2015, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a property development and management company located in Shenzhen, China. Prior to becoming a property development and management company, we were an electronic manufacturing service (EMS) company. In April 2014, we ceased our LCM manufacturing business and turned our focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed our manufacturing facilities into high-end commercial complexes. We believe our principal income in the future will be derived from rental income from our commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED JUNE 30, 2015 AND 2014

(In Thousands of US Dollars except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Rental income (1)	$793	$591	$1,616	$692
Rental expense	622	262	1,011	282

Net rental income	171	329	605	410

Costs and expenses
General and administrative expenses	2,838	3,001	5,759	4,819

	2,838	3,001	5,759	4,819

Operating loss	(2,667)	(2,672)	(5,154)	(4,409)

Other income (expenses), net	1,409	282	1,584	(3,195)
Interest income	2,284	2,213	4,827	4,230
Interest expenses	(106)	—	(260)	—

Income (loss) before income tax	920	(177)	997	(3,374)

Income (loss) from continuing operations	920	(177)	997	(3,374)
Loss from discontinued operations, net of tax	(104)	(4,318)	(202)	(22,765)

Consolidated income (loss)	816	(4,495)	795	(26,139)
Other comprehensive income	—	—	—	—

Consolidated comprehensive income (loss) (2)	$816	$(4,495)	$795	$(26,139)

Basic net earnings (loss) per share:
Basic earnings (loss) per share from continuing operations (3)	$0.02	$(0.00)	$0.02	$(0.08)
Basic loss per share from discontinued operations (3)	$(0.00)	$(0.10)	$(0.00)	$(0.50)

Basic net earnings (loss) per share	$0.02	$(0.10)	$0.02	$(0.58)

Diluted net earnings (loss) per share:
Diluted earnings (loss) per share from continuing operations (3)	$0.02	$(0.00)	$0.02	$(0.08)
Diluted loss per share from discontinued operations(3)	$(0.00)	$(0.10)	$(0.00)	$(0.50)

Diluted net income (loss) per share	$0.02	$(0.10)	$0.02	$(0.58)

Weighted average number of shares (‘000)
Basic	41,563	45,158	42,088	45,215
Diluted	41,568	45,158	42,090	45,215

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee for a term of three years since May 2014.
(2)	Consolidated comprehensive income for the three months ended June 30, 2015 included (i) loss from discontinued operations (net of tax) of $0.1 million, which mainly resulted from general and administrative expenses of $0.2 million offset by the refund of land use tax of $0.1 million and (ii) income from continuing operations of $0.9 million, which mainly represented interest income of $2.3 million, reversal of liabilities of $0.5 million, net rental income of $0.2 million and incentive government allowance of $0.2 million offset by general and administrative expenses of $2.8 million.
(3)	The basic and diluted earnings (loss) per share from discontinuing operations attributable to equity holders for the three months ended June 30, 2015 are less than $ 0.01.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2015 AND DECEMBER 31, 2014

(In Thousands of US Dollars)

	June 30,	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents(1) (2)	$232,464	$212,760
Short term investments(1)(2)	66,139	85,295
Prepaid expenses and other receivables	4,387	5,100
Finance lease receivable – current	3,422	4,294
Assets held for sale	21,534	22,881
Current assets from discontinued operations	94	630

Total current assets	328,040	330,960

Property, plant and equipment, net	28,782	25,945
Finance lease receivable – non current	—	1,048
Land use rights	12,108	9,645
Other assets	164	155

Total assets	$369,094	$367,753

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank borrowing(3)	$55,000	$40,000
Accrued expenses and other payables	2,205	7,219
Dividend payable	1,585	3,409
Current liabilities from discontinued operations	160	173

Total current liabilities	58,950	50,801

EQUITY
Shareholders’ equity:
Common shares(4)	396	426
Additional paid-in capital	257,643	274,276
Retained earnings	43,173	42,258
Accumulated other comprehensive income (loss)	8,932	(8)

Total shareholders’ equity	310,144	316,952

Total liabilities and shareholders’ equity	$369,094	$367,753

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months with amount of $66.1 million and $85.3 million as at June 30, 2015 and December 31, 2014, respectively, are not classified as cash and cash equivalents but are separately disclosed as short term investments in the balance sheet.
(2)	Total cash of $298.6 million as at June 30, 2015 included short term bank loan from HSBC.
(3)	Short term bank borrowing represented the short term bank loan of $55.0 million from HSBC.
(4)	Common shares are stated after the cancellation of 3,000,000 shares repurchased as at May 29, 2015.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2015 AND 2014

(In Thousands of US Dollars)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$816	$(4,495)	$795	$(26,139)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	1,323	1,128	2,108	2,989
Reversal of bad debts	—	(1,545)	—	(1,926)
(Gain) loss on disposal of property, plant and equipment and land use right	(29)	2,526	(31)	1,921
Gain on disposal of idle property, plant and equipment	—	(213)	(106)	(394)
Impairment charge on fixed assets and land use rights	—	2,297	—	19,035
Share-based compensation expenses	340	192	378	230
Unrealized exchange (gain) loss	(1,831)	—	(1,831)	7,778
Changes in current assets and liabilities:
Decrease in accounts receivable	—	4,488	—	71,556
Decrease in inventories	—	1,481	—	30,493
Decrease (increase) in prepaid expenses and other receivables	1,561	(254)	783	1,900
Decrease in accounts payable	—	(5,601)	—	(95,025)
Decrease in accrued expenses and other payables	(5,894)	(719)	(5,609)	(20,899)
Decrease in income tax payable	—	(1,935)	—	(3,010)

Total adjustments	(4,530)	1,845	(4,308)	14,648

Net cash (used in) operating activities	$(3,714)	$(2,650)	$(3,513)	$(11,491)

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2015 AND 2014

(In Thousands of US Dollars)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(410)	$(127)	$(700)	$(528)
Increase in deposits for purchase of property, plant and equipment	—	(14)	—	(14)
Proceeds from disposal of property, plant and equipment and land use right	1,710	15,814	1,716	16,602
Proceeds from disposal of idle property, plant and equipment	—	213	106	394
Cash received from finance lease receivable	1,020	880	1,968	1,738
Decrease (increase) in short term investments	48,568	(16,774)	19,156	(48,854)

Net cash provided by (used in) investing activities	$50,888	$(8)	$22,246	$(30,662)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(852)	$(905)	$(1,704)	$(1,811)
Proceeds from issue of shares	—	89	—	89
Share repurchase program	(16,583)	(4,103)	(16,583)	(4,103)
Proceeds from short term bank borrowing	55,000	40,000	55,000	40,000
Repayment of short term bank borrowing	(40,000)	—	(40,000)	—

Net cash (used in) provided by financing activities	$(2,435)	$35,081	$(3,287)	$34,175

Net increase (decrease) in cash and cash equivalents	$44,739	$32,423	$15,446	$(7,978)
Cash and cash equivalents at beginning of period	183,467	20,528	212,760	68,707
Effect of exchange rate changes on cash and cash equivalents and short term investments	4,258	—	4,258	(7,778)

Cash and cash equivalents at end of period	$232,464	$52,951	$232,464	$52,951

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED JUNE 30, 2015 AND 2014

(In Thousands of US Dollars)

1.	Accumulated other comprehensive income (loss) represents foreign currency translation adjustments. The consolidated comprehensive income (loss) was $816 and $(4,495) for the three months ended June 30, 2015 and 2014, respectively.

2.	A summary of the rental income, net income and long-lived assets by geographical areas is as follows:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
RENTAL INCOME WITHIN:
-PRC, excluding Hong Kong	$793	$591	$1,616	$692

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$29	$781	$517	$776
- Hong Kong	891	(958)	480	(4,150)

Total net income (loss) from continuing operations	$920	$(177)	$997	$(3,374)

	June 30, 2015	December 31, 2014
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$37,318	$31,897
- Hong Kong	3,572	3,693

Total long-lived assets	$40,890	$35,590